

Mail Stop 7010

May 19, 2009

Via U.S. mail and facsimile (423) 224-0335

Mr. Curtis E. Espeland
Chief Financial Officer
Eastman Chemical Company
200 South Wilcox Drive
Kingsport, Tennessee 37662

> **RE: Eastman Chemical Company**
> **Definitive Proxy Statement on Schedule 14A filed on March 27, 2009**
> **File No. 001-12626**

Dear Mr. Espeland:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion & Analysis, page 27

Variable Cash Pay—Unit Performance Plan, pages 34-35

1.   We note the disclosure in the second and third paragraphs below the table on page 34. Please explain how you calculated Mr. Ferguson's allocated portion of the total UPP award pool and disclose this amount. Please also explain how you calculated the "performance factor" used to determine the amount of the award

pool allocated to the named executive officers, and disclose this factor. Please also disclose the amount of the pool allocated to these other named executive officers.

2.   Please revise your disclosure describing Mr. Ferguson's individual performance objectives to express, in quantitative terms, the targets he was required to achieve in order to obtain the payout under the Unit Performance Plan. For example, please provide the actual earnings per share target.

3.   Please expand your disclosure in this section to include a full description of the organizational and individual goals and expectations of each named executive officer the CEO considered in determining the individual payouts from the allocated award pool.

4.   We note the disclosure in the last two paragraphs of this section and have the following comments:

- With respect to each target for the CEO and other named executive officers, please disclose the actual results.

- Please expand your disclosure to explain in greater detail how the evaluation of the objectives for each of the CEO and the other named executive officers resulted in their specific percentage payouts.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or Andrew Schoeffler, Staff Attorney at (202) 551-3748 or, in their absence, me at (202) 551-3760 if you have any questions.

Sincerely,

Pamela Long
Assistant Director